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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                              SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                0-22155

                                FORM 10-KSB                     CUSIP NUMBER
                                                                71366S 10 7
                     For Period Ended: May 31, 1999


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                       PERENNIAL HEALTH SYSTEMS, INC.
                      --------------------------------
                          Full Name of Registrant

                         In-House Rehab Corporation
                         --------------------------
                         Former Name if Applicable

                     325 West Main Street, Suite 1400B
         --------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                         Louisville, Kentucky  40202
                         ---------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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In June 1999, the Company employed a new Chief Financial Officer after that position was vacant for five months. Since that time, he has been required to devote a substantial portion of his time to matters relating to obtaining financing for and management of working capital needs, and becoming familiar with the Company's operations and accounting records. As a result, the Company's Chief Financial Officer has been unable to complete the process of obtaining and reviewing certain financial information and resolving accounting and reporting matters in order to finalize the financial statements prior to the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               David W. Lester               502/568-8923
               ---------------        -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report that it had revenues of approximately $13,700,000 and a net loss in excess of $4,000,000 during the fiscal year ended May 31, 1999, as compared to revenues of $18,700,000 and net income of $615,000 during the fiscal year ended May 31, 1998. Management attributes a significant amount of the net loss to be reported to the following:

    * A substantial bad debt expense as a result of significant customers' inability to pay accounts receivable, including three customers that have filed for bankruptcy protection.

    * The transition to Medicare's Prospective Payment System ("PPS"), under which Medicare payments are now made under a fee schedule and subject to certain caps. Prior to the implementation of PPS, Medicare reimbursement was made based primarily on the provider's cost of services rendered, with less extensive limitations. This has resulted in lower revenues for individual therapy services provided by the Company.

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                      PERENNIAL HEALTH SYSTEMS, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                               PERENNIAL HEALTH SYSTEMS, INC.



                               By:/s/ David W. Lester
                                  David W. Lester, Chief Financial Officer
Date: August 30, 1999

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]